Bangkok Bank
ธนาคารกรุงเทพ

03007675

March 11, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the Board of Directors that Bangkok Bank Public Company Limited notified the Stock Exchange of Thailand.

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dlw 3/27

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

Bangkok Bank
ธนาคารกรุงเทพ

File No. 82-4835

Ref : SSD./REG. 218/2546

March 7, 2003

Re : Resolution of the Board of Directors

To : The President
The Stock Exchange of Thailand

Reference is made to the Board of Directors' Meeting No. 2/2546 of the Bangkok Bank Public Company Limited held on March 7, 2003 between 14.10 hrs.- 16.05 hrs., at which the Board had adopted the following resolutions:

1. Resolved that there should be no allocation of profit and no payment of dividends as the Bank has reported a retained loss as of December 31, 2002, and that approval be obtained at the ordinary shareholders' meeting.

2. Resolved that 500,000,000 ordinary shares be allocated to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds as had already been approved by the resolution of the 7th shareholders' meeting (Agenda 17) held on April 5, 2000, in order for such resolution for the allocation of shares to continue to be effective according to the requirement of the Notification of the Securities and Exchange Commission issued in 2002, and that approval be obtained at the ordinary shareholders' meeting.

3. Resolved to convene the 10th ordinary shareholders' meeting on April 11, 2003, starting at 16:00 hrs. at the Bank's auditorium, 30th floor, Bangkok Bank Building, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, with the following agenda:

(1) To approve the minutes of the 9th ordinary shareholders' meeting held on April 12, 2002.

Board recommendation : That the minutes be approved.

(2) To acknowledge the report on the results of operations for the year 2002 as presented in the annual report.

Board recommendation : That the report on the results of operations for the year 2002 be acknowledged.

(3) To acknowledge the report of the Audit Committee.

Board recommendation : That the report of the Audit Committee be acknowledged.

4) To approve the balance sheet and income statement for the year 2002.

Board recommendation : That the audited balance sheet and income statement for the year 2002 that have been considered by the Audit Committee be approved.

(5) To approve the appropriation of the profit for the year 2002.

Board recommendation : That there should be no allocation of profit and no payment of dividends as the Bank has reported a retained loss as of December 31, 2002.

(6) To elect director(s) in place of those retiring by rotation.

Board recommendation : That the 5 directors retiring by rotation, namely Mr. Staporn Kavitanon, Mr. Kosit Panpiemras, Mr. Damrong Krishnamara, Mr. Chartsiri Sophonpanich, and Mr. Deja Tulananda be re-elected to the Board. as recommended by the Nomination Committee.

(7) To elect additional director(s).

Board recommendation : That 2 persons, namely, Mr. Kovit Poshyanonda and M.C. Mongkolchaleam Yugala be elected as directors, as recommended by the Nomination Committee.

(8) To appoint the auditors and determine the remuneration.

Board recommendation : That Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809 and/or Miss Chongchitt Leekbhai, certified public accountant registration no. 2649, and/or Mrs. Nachalee Boonyakarnkul , certified public accountant registration no. 3126 and/or Mr. Permsak Jerajakwattana , certified public accountant registration no.3427 of Deloitte Touche Tohmatsu Jaiyos be appointed as the auditors with the remuneration not exceeding Baht 6,384,000, as recommended by the Audit Committee.

(9) To resolve to allocate ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds.

Board Recommendation : That 500,000,000 ordinary shares be allocated to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds as had already been approved by the resolution of the 7th shareholders' meeting (Agenda 17) held on April 5, 2000, in order for such resolution for the allocation of shares to continue to be effective according to the requirement of the Notification of the Securities and Exchange Commission issued in 2002.

(10) Other Business.

4. Resolved that for the purpose of determining the right to attend the 10th ordinary shareholders' meeting, the share register book shall be closed as from 12.00 hrs. of March 24, 2003 until the meeting is adjourned.

Please be advised accordingly.

Yours faithfully,

Bangkok Bank Public Company Limited

Chartsiri Sophonpanich.

(Mr. Chartsiri Sophonpanich)

President